SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





               RYANAIR ANNOUNCES NEW ROUTE FROM DUBLIN TO BERLIN


Ryanair, Europe's No.1 low fares airline, today (Wednesday, 10th May 2006) announced a new route from Dublin to Berlin that will operate daily from June 1st. The announcement comes just one month after the start of 18 new European routes launched from Dublin in April and brings the total number of Ryanair routes from the city to 52.

Announcing the new route, Peter Sherrard, Ryanair's Head of Communications, said:

        "Ryanair is delighted to announce daily flights from Dublin to Berlin for a fraction of the high fares currently charged by Aer Lingus.

        "This is the latest new route to result from Ryanair's $300M aircraft investment in Dublin that will bring 7 million passengers to and from the city this year.

        "Fares start from just EUR2.99* and passengers should book on www.ryanair.com immediately, as demand for fares this low to Germany's largest city will be huge".

*One-way, excludes taxes and charges


Ends.                           Wednesday, 10th May 2006


For further information:

Peter Sherrard - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228          Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 May, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director